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                            September 22, 2022

       Steven Feng
       Chief Financial Officer
       NIO Inc.
       Building 20, 56 Antuo Road
       Jiading District, Shanghai 201804
       People   s Republic of China

                                                        Re: NIO Inc.
                                                            Form 20-F for the
period ended December 31, 2021
                                                            File No. 1-38638

       Dear Mr. Feng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the period ended December 31, 2021

       Key Information, page 5

   1. Please update your disclosure wherever you discuss the HFCAA to reflect that on August
                                                        26, 2022, the PCAOB
signed a Statement of Protocol with the China Securities
                                                        Regulatory Commission
and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate
completely registered pubic accounting firms headquartered in
                                                        China and Hong Kong,
consistent with the HFCAA, and that the PCAOB will be required to reassess its
determinations by the end of 2022.
   2.                                                   Please disclose
prominently in Item 3 that you also conduct operations through your consolidated VIE, Prime
Hubs. Please also consider adding Prime Hubs to your
                                                        organizational chart
located on page 6.
       D. Risk Factors, page 25
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FirstName
NIO Inc. LastNameSteven Feng
Comapany 22,
September NameNIO
              2022 Inc.
September
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3. We note your risk factor and subsequent event disclosures that your vehicle delivery and production have been impacted by the supply chain volatilities. We also note conflicts in
         Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Please tell us and address in future filings, the following:
             Revise to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
             Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
B. Business Overview
Power Swap, page 84

4. We note you have numerous power swap stations. Please describe the cost components of your battery charging and battery swap infrastructures and tell us where each respective component including depreciation is recorded in your financial statements. Additionally, tell us how you finance your fast-charging vans and where the respective cost components are recorded in your financial statements.
Results of Operations, page 126

5. We note your discussion of financial results, starting on page 126, that qualitatively discuss multiple factors that impacted these line items in each respective reporting period discussed. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation
S-K.
Qualitative and quantitative disclosures about market risk
Inflation, page 164

6. We note your disclosure about market risk indicating that inflation could affect your operating costs and expenses. Please tell us and update this disclosure in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
2. Summary of Significant Accounting Policies
(4) Revenue Recognition
Battery as a Service (BaaS), page F-20

7. We note your disclosure that under the BaaS, the Group sells battery packs to the Battery
 Steven Feng
FirstName
NIO Inc. LastNameSteven Feng
Comapany 22,
September NameNIO
              2022 Inc.
September
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         Asset Company, on a back-to-back basis when the Group sells the vehicle to the BaaS users and that the promise to transfer the control of the battery packs to the Battery Asset
         Company is the only performance obligation in the contract with the Battery Asset
         Company for the sales of battery packs. To help us better understand your disclosure, please quantify and describe for us any sales of battery packs to the Battery Asset
         Company outside of the individual sale of a vehicle. In your response, tell us the revenue line item in which these amounts are recognized and explain how these amounts relate to the the sale of goods to Wuhan Weineng Battery Assets Co. Ltd disclosed on page F-52 for each respective period. Additionally, describe the frequency of these supplemental sales and how the amount of battery packs sold to the Battery Asset Company are determined.
Battery Swapping Service, page F-21

8. We note your disclosure that your "battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of battery packs as the battery packs involved in such swapping are the same in capacity and very similar in performance." To help us better understand your disclosure, tell us how revenues and the related cost of sales are recognized for the batteries used in the swapping service. In your response, please tell us where the batteries made available for this service appear on the balance sheet and which line item includes respective depreciation expense. Additionally, describe your related depreciation method, if material.
10. Long-term investments, page F-32

9. We note your 19.8% equity interest in the Battery Asset Company which you account for under the equity method. Please provide us your analysis as to whether Battery Asset
         Company is a variable interest entity (VIE), pursuant to ASC 810-10-15-14. Include in your response the following:
         1. An explanation of the design and purpose of Battery Asset Company;
         2. The identity of the other shareholders of Battery Asset Company, and a description of the related party relationships;
         3. Your consideration as to whether your guarantee for the default of monthly fee subscription fees or other implicit guarantee was designed to protect equityholders from absorbing expected losses; and
         4. To the extent Battery Asset Company is a VIE, provide us your analysis as to the determination of the primary beneficiary (ASC 810-10-25-38A) and consideration for disclosures (ASC 810-10-50).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Melissa Gilmore at
(202) 551-
3777 with any questions.
 Steven Feng
NIO Inc.
September 22, 2022
Page 4




FirstName LastNameSteven Feng   Sincerely,
Comapany NameNIO Inc.
                                Division of Corporation Finance
September 22, 2022 Page 4       Office of Manufacturing
FirstName LastName